FORM 11-K

(Mark one)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1996

                                       OR

                  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___ to ___.

Commission file number #

                   RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN
                               Ryder System, Inc.
                               3600 N.W. 82 Avenue
                              Miami, Florida 33166



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                              REQUIRED INFORMATION

FINANCIAL STATEMENTS

         Independent Auditors' Report
         Statement of Financial Position, as of
            December 31, 1996 and 1995
         Statement of Income & Changes in Plan Equity, for December 31, 1996 and
            the Period from April 1, 1995 (Date of Inception) to December 31,
            1995
         Notes to Financial Statements

EXHIBITS

         Independent Auditors' Consent

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                     RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN

Date:  June 26, 1997                 By: /s/ Thomas E. McKinnon
                                         --------------------------------------
                                         Thomas E. McKinnon
                                         Chairman - Retirement Committee
                                         Executive Vice President - Human
                                           Resources and Corporate Services

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           Peat Marwick LLP

           One Biscayne Tower     Telephone 305 358 2300    Telefax 305 577 0544
           Suite 2900
           2 South  Biscayne Boulevard
           Miami, FL 33131

                          INDEPENDENT AUDITORS' REPORT


The Participants and Administrator
Ryder System, Inc. Savings Restoration Plan:

We have audited the accompanying statements of financial position of Ryder System, Inc. Savings Restoration Plan as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for the year ended December 31, 1996 and the period from April 1, 1995 (Date of Inception) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the plan equity available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in plan equity available for benefits for each of the year ended December 31, 1996 and the period from April 1, 1995 (Date of Inception) to December 31, 1995, in conformity with generally accepted accounting principles.


                                    KPMG PEAT MARWICK LLP

Miami, Florida
June 11, 1997


                                   F-1



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                   RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN
                         STATEMENT OF FINANCIAL POSITION
                                DECEMBER 31, 1996

                                     ASSETS

     Receivable from Ryder System, Inc.             $  2,638,586
                                                    ------------

           Total assets                             $  2,638,586
                                                    ============



                           LIABILITIES AND PLAN EQUITY


     Plan equity                                    $  2,638,586
                                                    ------------

           Total liabilities and plan equity        $  2,638,586
                                                    ============


     See accompanying notes to financial statements.

                                      F-2

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                   RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN
                         STATEMENT OF FINANCIAL POSITION
                                DECEMBER 31, 1995

                                     ASSETS

     Receivable from Ryder System, Inc.             $  1,406,232
                                                    ------------

           Total assets                             $  1,406,232
                                                    ============



                           LIABILITIES AND PLAN EQUITY

     Plan equity                                    $  1,406,232
                                                    ------------

           Total liabilities and plan equity        $  1,406,232
                                                    ============

See accompanying notes to financial statements.

                                      F-3

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                   RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996




Net change in unrealized appreciation
   on notional investments                                  249,073

Contributions:
     Employer contributions                                 124,085
     Employee contributions                                 889,991
                                                       ------------
      Total contributions                                 1,014,076
                                                       ------------

Distributions                                               (30,795)

Net increase in plan equity                               1,232,354

Plan equity at begining of period                         1,406,232
                                                       ------------

Plan equity at end of period                           $  2,638,586
                                                       ============


See accompanying notes to financial statements.

                                      F-4

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                   RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
   FOR THE PERIOD FROM APRIL 1, 1995 (DATE OF INCEPTION) TO DECEMBER 31, 1995



Net change in unrealized appreciation
   on notional investments                                  78,494

Contributions:
     Employer contributions                                171,760
     Employee contributions                              1,155,978
                                                      ------------
      Total contributions                                1,327,738
                                                      ------------

Net increase in plan equity                              1,406,232

Plan equity at begining of period                                0
                                                      ------------

Plan equity at end of period                          $  1,406,232
                                                      ============


See accompanying notes to financial statements.

                                      F-5

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                   RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

A.    BASIS OF ACCOUNTING

      The financial statements of the Ryder System, Inc. Savings Restoration Plan (the "Plan") are prepared on the accrual basis of accounting.

B.    USE OF ESTIMATES

      The Plan administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.    THE PLAN

      The following description of the Plan reflects all Plan amendments through December 31, 1996, and is provided for general purposes only. The Plan was adopted effective April 1, 1995. Participation in the Plan is voluntary. To participate in the Plan, an employee must (i) be a participant in the Ryder System Inc. Savings Plan A or B (the "Savings Plan"), (ii) be part of a select group of management or highly compensated employees with the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, and (iii) be an eligible employee of Ryder System, Inc. (the "Company") with tax-deferred contributions or Company matching contributions under the Savings Plan limited by reason of limitations imposed by Section 402(g), 415 or 401(a)(17) of the Internal Revenue Code of 1986 (the "Code"), as amended.


      Effective January 1, 1997, the Plan was combined into a new Deferred Compensation Plan with provision similar to the current Plan except where otherwise indicated in the following sections.

      The Plan is unfunded and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), but is subject to certain reporting and disclosure requirements under ERISA. Further, benefits under the Plan are not guaranteed under Title IV of ERISA.

      The right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the general assets of the Company, and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Company.

                                      F-6

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      Effective January 1, 1997, Plan contributions and match are not tied to participation in the Ryder System, Inc. Savings Plans A nor B and members of the Board of Directors will be allowed to participate in the new Deferred Compensation Plan.

3.    PLAN ASSETS

      The Plan has a receivable from the Company which is equal to the deferral of participants' compensation, the related company matching contributions, and appreciation which is indexed to the market performance of the participants' elections among the notional investment funds made available under the Plan less administrative expenses, if any. The distribution of participants' accounts based on their notional fund elections as of December 31, 1996 is as follows:

                        Fund A       -          37
                        Fund B      -           40
                        Fund C       -          57
                        Fund D       -          92
                        Fund E       -          74
                        Fund F       -          47

      Participants may elect to contribute to, or transfer among, any of the notional funds. Participants may change notional investment options on a daily basis. Earnings are allocated daily based on units of notional investment.

      Notional Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

      Notional Investment Fund B ("Fund B") - Fund B is comprised of high quality investments including corporate notes, bonds, and similar debt instruments, commercial paper, time deposits, certificates of deposit, bankers acceptances, repurchase agreements, variable and indexed interest notes, and obligations of US government agencies. Since Plan inception, this fund has been invested solely in shares of the StateStreet Bank Seven Seas Money Market Fund. Effective July 1, 1997, monies in the StateStreet Bank Seven Seas Money Market Fund will be liquidated and reinvested in the Fidelity Retirement Money Market Portfolio. The Fidelity Retirement Money Market Portfolio seeks a high level of current income consistent with the preservation of capital and liquidity by investing in high-quality U.S. dollar-denominated money market instruments of U.S. and foreign issuers.

                                      F-7

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      Notional Investment Fund C ("Fund C") - Fund C may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord Abbett Affiliated Fund. Effective July 1, 1997, monies in the Lord Abbett Affiliated Fund will be liquidated and reinvested in the Fidelity U.S. Equity-Income Fund. This fund's goal is investment growth and income. This fund invests primarily in income producing stock such as common and preferred stocks. It may also invest in bonds for income.

      Notional Investment Fund D ("Fund D") - Fund D may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund.

      Notional Investment Fund E ("Fund E") - Fund E may be invested in securities issued by US based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund may also engage in covered call option writing. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since Plan inception, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Contrafund. This fund invests primarily in U.S. and foreign common stocks that the fund manager believes are undervalued or out of favor. Investments can include any type of security that may produce capital growth. These out-of-favor stocks may have frequent and greater price changes than stocks of other companies.

      Notional Investment Fund F ("Fund F") - Fund F may be invested in all types of securities. The fund invests primarily in common stock of companies outside the United States. The fund maintains a flexible investment policy and can invest in all types of securities in any foreign country, developed or undeveloped. The fund's investment objective is long-term capital growth. Since Plan inception, this fund has been invested solely in shares of the Templeton Foreign Fund. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Diversified International Fund. This fund invests primarily in companies located outside the U.S. that are included in the Morgan Stanley EAFE Index. The fund focuses on large companies with stock that is undervalued compared to industry norms in their countries.

      Investment Fund I ("Fund I") - Effective July 1, 1997, the Fidelity Asset Manager Growth fund will be added as an investment option in the Plan. This fund's goal is to provide high total return over the long term. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination: 70% stock, 25% bonds, and 5% short-term/money market class. The

                                      F-8

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      fund manager may adjust the mix of these investments depending of the outlook for market conditions.

      Investment Fund J ("Fund J") - Effective July 1, 1997, the Fidelity Asset Manager fund will be added as an investment option in the Plan. This fund's goal is to provide high total return with reduced risk over the long term. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination: 50% stock, 40% bonds, and 10% short-term/money market class. The fund manager may adjust the mix of these investments depending of the outlook for market conditions.

      Investment Fund K ("Fund K") - Effective July 1, 1997, the Fidelity Asset Manager Income fund will be added as an investment option in the Plan. This fund's goal is to provide high current income, but also considers the potential for long term growth. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination: 20% stock, 50% bonds, and 30% short-term/money market class. The fund manager may adjust the mix of these investments depending of the outlook for market conditions.

      Investment Fund L ("Fund L") - Effective July 1, 1997, the Fidelity U.S. Bond Index Fund will be added as an investment option in the Plan. This fund's goal is to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The fund purchases investment-grade securities with maturities of at least one year including U.S.Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

      Investment Fund M ("Fund M") - Effective July 1, 1997, the Spartan U.S. Equity Index Fund will be added as an investment option in the Plan. This fund's goal is to match the total return of the Standard & Poor's 500 Index. The fund invests in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

      Investment Fund N ("Fund N") - Effective July 1, 1997, the Fidelity Emerging Growth Fund will be added as an investment option in the Plan. This fund's goal is long term capital growth. The fund invests mainly in stocks of small and medium-sized companies in the developing stages of their life cycle that the fund's manager believes have the potential for accelerated earnings or revenue growth. Such stocks may be subject to abrupt or erratic changes. This fund carries a `redemption fee", which is charged to discourage short-term buying and selling of fund shares. Currently the redemption fee is 0.75% of the value of the shares sold.

                                      F-9

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      Investment Fund O ("Fund O") - Effective July 1, 1997, the Fidelity Growth
      Company Fund will be added as an investment option in the Plan. This fund's goal is long term capital growth. The fund invests in common stocks of companies with earnings or gross sales that indicate the potential for above-average growth.

      The 1996 performance of participant's notional investment funds is as follows:

                         Fund A                    16.3%
                         Fund B                    5.7%
                         Fund C                    20.0%
                         Fund D                    13.6%
                         Fund E                    20.2%
                         Fund F                    17.7%

4.    CONTRIBUTIONS

      Participants may elect to defer compensation by an amount equal to the excess of (i) a minimum of 1% and a maximum of 10% of compensation, over
      (ii) the amount of their tax-deferred contributions under the Savings Plan for the Plan year, after taking into account Savings Plan limitations. In no event shall any amounts be deferred under the Plan for any Plan year until the participant's tax deferred contributions under the Savings Plan have reached the Savings Plan limitation for the Plan year. Compensation deferral agreements are effective on a Plan year basis, and must be filed before the beginning of the Plan year.

      Effective January 1, 1997, participants may contribute up to 100% of compensation less applicable earnings necessary to cover statutory taxes and benefit elections.

      The Company matches 50% of employee contributions up to 3% of compensation, offset by any Company match received during the Plan year in the Savings Plan. Participants are fully vested in the earnings of their individual contributions to the Plan and vest 25% per year in the Company contributions and the earnings attributable to such contributions. Upon participant's distribution, related non-vested Company contributions are forfeited and are used to offset future Company contributions.

5.    DISTRIBUTIONS

      The vested portion of a participant's account, less any applicable withholding, shall be distributed at the participant's election, subject to the limitations described in Note 2, as either a) a lump sum or b) up to ten annual installments. Distributions shall be paid on the January 1 immediately following a participant's separation from employment, or as soon as administratively practical thereafter.

                                      F-10

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      Effective January 1, 1997, each year's deferral has a separate distribution election and participants may elect up to 15 annual installments or a fixed date distribution during employment.

6.    HARDSHIP DISTRIBUTIONS

      A participant may request a distribution of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Committee appointed by the Board of Directors to administer the Plan (the "Committee") must approve the request, and the amount withdrawn cannot be subsequently repaid to the Company. Such amounts will be considered distributions to the participant for tax purposes.

7.    WITHDRAWAL ELECTION

      Effective 1/1/97, participants may elect to withdraw all of the vested portion of their account less a withdrawal penalty of 10% of such amount. Once payment is made, the participant shall not be eligible to participate in the Plan again.

8.    PARTICIPANT LOANS

      Participants are not permitted under the Plan to borrow from the Company any portion of the amount credited to their participant's account under the Plan.

9.    TERMINATION

      Effective January 1, 1997, the Plan was combined into a new Deferred Compensation Plan with provision similar to the current Plan except where otherwise indicated in the prior sections.

      While it has not expressed any intention to do so, the Company may amend or terminate the new Deferred Compensation Plan at any time. In the event the new Deferred Compensation Plan is terminated, assets will be payable to each participant on the January 1 immediately following a participant's separation from employment in accordance with the participant's most recent participant election and enrollment form which is effective at least one year prior to the date of separation of employment. No additional credits of contributions shall be made to the participant's account for periods after termination of the new Deferred Compensation Plan, but the Committee shall continue to credit gains and losses to the participant's account, until the balance has been fully distributed.

10.   FEDERAL INCOME TAX EFFECTS OF THE PLAN

      A participant generally will not be taxed on the tax-deferred contributions or the Company matching contributions to the Savings Restoration Plan, or earnings thereon, allocable to his participant's account until such amounts are distributed to the participant or his beneficiary under the Plan. The value of the participant's account, including any earnings, are deductible by the Company for federal tax purposes in the year in which those amounts become taxable to the participant or his beneficiary.

      Participants or their beneficiaries generally will be taxed, at ordinary income rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. Since the Plan is not qualified under Section 401(a) of the Code,

                                      F-11

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      distributions from the Plan will not qualify for any of the favorable tax rulings applicable to qualified tax distributions, such as tax-deferred rollovers or five year averaging. On the other hand, distributions from the Plan will not be subject to various excise taxes applicable to qualified plan distributions, such as 10% excise tax on distribution prior to age 59 1/2, or the 15% excise tax on excess benefit payments.

      An employee's tax-deferred contributions to the Plan are subject to federal social security and medicare taxes and federal unemployment taxes when earned, and Company matching contributions, and any earnings thereon prior to the time such amounts become vested, are subject to those taxes as and when they become vested.

11.   PLAN FEES AND EXPENSES

      Although all expenses of administration relating to the Plan may be charged against a participant's account, at the present time, the Company has elected to pay all administrative and marketing expenses.

12.   SUBSEQUENT EVENTS

      The change in net unrealized gains or losses arising in the various notional investment funds of the Plan after December 31, 1996 and prior to May 1, 1997 are as follows:

               UNREALIZED                UNREALIZED            NET CHANGE IN
              APPRECIATION              APPRECIATION            UNREALIZED
          AT DECEMBER 31, 1996        AT APRIL 30, 1997        APPRECIATION
          --------------------        -----------------        ------------

           $        327,567                    457,609              130,042
           =================          =================        ============

                                      F-12

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                                 EXHIBIT INDEX




EXHIBIT                  DESCRIPTION
-------                  -----------

23.1                Independent Auditors' Consent